UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A
Amendment 1

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 31, 2010

AMERICAS ENERGY COMPANY - AECo

(Exact Name of Registrant as Specified in its Charter)

Nevada	000-50978	98-0343712
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

249 N. Peters Rd., Suite 300, Knoxville, Tennessee 37923
(Address of Principal Executive Offices)

865-238-0668
Registrants Telephone Number

.
(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:

On April 2, 2010, the Registrant filed its Current Report on Form 8-K (the "Form 8-K"). The Registrant is filing this Amendment No. 1 to the Form 8-K ("Amendment No. 1") to include the required financial statements pursuant to Item 9.01 Financial Statements and Exhibits.

Other than as set forth above, Amendment No. 1 does not modify or update any of the other disclosure contained in the Form 8-K and does not reflect events occurring after the filing of the Form 8-K on April 2, 2010.

Section 2 – Financial Information
Item 2.01. Completion of Acquisition or Disposition of Assets.

Purchase of Evans Cole Corp., a Kentucky corporation by Americas Energy Company-AECo "AENY"

We previously disclosed in our report on Form 10Q filed February 18, 2010 that on February 6, 2010, the Company entered into an agreement to purchase all of the outstanding shares of Evans Cole Corp., a Kentucky corporation.

The purchase price was $400,000 [which had already been advanced by Americas Energy Company (Private) prior to January 21, 2010]; $2,600,000 paid upon execution of the agreement; $4,000,000 due at the closing on the 5th day of March 2010 and $25,000,000 to be paid at the rate of $5.00 per short ton of coal mined, sold and shipped from the leaseholds of Evans. Minimum payments of at least $500,000 per quarter shall be made commencing March 31, 2011. The $25,000,000 is to be secured by a promissory note and the note Matures on March 5, 2025. The note contains two contingencies related to future permits to mine on two defined leaseholds. If permits are not obtained on the "Artemus" project by December 31, 2010 then the principal of the note shall be reduced by $10,000,000. If permits are not obtained on the "Breathitt" project by December 31, 2016 then the principal of the note shall be reduced by $5,000,000. In addition to the purchase price a separate finder's fee is to be paid as a 2% override to A.Y. Evans, Jr.

As of March 31, 2010, we have paid the full amount due of $7,000,000 of the purchase price and executed the required $25,000,000 promissory note. The contingency related to the "Artemus" project has cleared and the only remaining contingence is related to the "Breathitt" project. If permits are not obtained on the "Breathitt" project by December 31, 2016 then the principal of the note shall be reduced by $5,000,000.

The parties have agreed that the material terms of the Purchase agreement have been met and full ownership and control of Evans Cole Corp., a Kentucky corporation is with Americas Energy Company-AECo "AENY" as a wholly owned subsidiary.

Evans Coal

Evans Coal Corp. was organized in Kentucky on July 9, 1987 and is engaged in the business of mining high grade coal from its property located in Bell County, Kentucky. The company holds various leases and permits to mine those lease rights. The company owns a variety of mining equipment consisting of trucks, loading, drilling, dozers and other heavy equipment for use in its mining operations.

Evans Cole Corp., a Kentucky corporation was wholly owned by Barbara Evans, the sole shareholder.

Prior to completing this purchase Americas Energy Company-AECo had acquired the mineral rights to property located in Bell County Kentucky from the Evans Coal Company ("Evans"); this property is known as the "Upland Church Property" consisting of mineral rights to approximately 12,000 acres of property located in Bell County Kentucky, with a 395 acre permit extraction of coal. The Upland Church property is currently being actively mined.

As a result of the acquisition of Evans Cole Corp. this agreement is now between the Company and our wholly owned subsidiary.

A.Y. Evans, Jr. a shareholder and employee of the Company is the son of the former sole Shareholder of Evans Coal Corp.

On March 25, 2010, a loan of $ 4,000,000 was received and an additional $350,000 less fees and cost charged by the lender of $150,000 on March 31, 2010. The loan was from the same third party as the Company's previous loans. The proceeds were used for purchase of Evans Coal, Corp.

Section 3 – Securities and Trading Markets
Item 3.02. Unregistered Sales of Equity Securities.

Note Conversions to Equity:

On March 31, 2010, the holders of promissory notes converted $2,000,000 into 2,666,667 Common shares at a price of $0.75 as disclosed pursuant to the merger with Americas Energy Company. The shares were issued equally to five entities.

On March 31, 2010, the holders of promissory notes converted $7,000,000 plus all accrued interest into 14,333,333 Common shares at a price of approximately $0.50 per share and 9,000,000 warrants to purchase common shares at a price of $0.75 expiring March 31, 2013. The shares and warrants were issued equally to five entities.

The shares were issued as exempted transactions under Section 4(2) and/or Regulation S of the Securities Act of 1933. They are subject to Rule 144 of the Securities Act of 1933. The recipient(s) of our securities took them for investment purposes without a view to distribution. Furthermore, they had access to information concerning our Company and our business prospects; there was no general solicitation or advertising for the purchase of our securities; and the securities are restricted pursuant to Rule 144.

Section 9 – Financial Statements and Exhibits
Item 9.01   Financial Statements and Exhibits

Americas Energy Company- AECo includes by reference the following exhibits:

10.1   Agreement- Assignment of Leases and Permits, between Americas Energy Company and Evans Coal Corporation, dated July 17, 2009; Filed with our Current Report on Form 8K, January 27, 2010

10.2   Agreement – Letter of Intent, between Americas Energy Company and Evans Coal Corporation, dated November 5, 2009; Filed with our Current Report on Form 8K, January 27, 2010

10.3   Agreement – Agreement for the Sale of all Shares in Evans Coal Corp., between Americas Energy Company and Barbara Evans, widow and not married and Evans Coal Corporation, dated February 6, 2010; Filed with our Quarterly Report on Form 10-Q on February 18, 2010

Americas Energy Company- AECo includes herein the following financial statements:

AMERICAS ENERGY COMPANY
Unaudited Pro Forma Condensed Consolidated Financial Statements
Contents

EVANS COAL CORP.
Financial Statements, June 30, 2009 And 2008
Contents

Financial Statements, Nine Months Ended March 31, 2010

INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements reflect adjustments to the historical financial statements of Americas Energy Company ("AECo") to give effect to its acquisition of Evans Coal Corp. ("Evans"). The accompanying historical financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations for AECo and Evans at Mach 31, 2010, and for all periods presented herein, have been made.

The accompanying pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes of Americas Energy Company and the financial statements and related notes of Evans included in this filing.

Contents

	Historical March 31, 2010					Unaudited Pro Forma March 31, 2010
	Americas Energy Company - AECo	Evans Coal Corp.		Pro Forma Adjustments		
ASSETS						
Current assets						
Cash	$ 498,374	$ 6,935		$ -		$ 505,309
Accounts receivable	256,377	-		-		256,377
Other receivable	13,500	-	A	(13,500)		-
Prepaid expenses	118,453	-		-		118,453
Total current assets	886,704	6,935		(13,500)		880,139
Mineral properties, net	2,554,926	452,691	B	27,046,079		30,053,696
Property and equipment, net	96,753	1,318,578	B	3,044,072		4,459,403
Other assets						
Investments	7,000,000	-	B	(7,000,000)		-
Certificates of deposit	-	1,580,508		-		1,580,508
Other assets	101,000	-		-		101,000
TOTAL ASSETS	$ 10,639,383	$ 3,358,712		$ 23,076,651		$ 37,074,746
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)						
Current liabilities						
Coal production payable	$ 172,012	$ -		$ -		$ 172,012
Royalties payable	141,115	-		-		141,115
Other payables and accrued expenses	157,500	13,500	A	(13,500)		157,500
Current installments of obligations under capital lease	12,761	-		-		12,761
Notes payable - related parties	245,166	1,298,892	B	(1,298,892)		245,166
Note payable - other	13,514	-	B	1,580,508		1,594,022
Total current liabilities	742,068	1,312,392		268,116		2,322,576
Asset retirement obligation	616,000	1,267,120	B	(616,000)		1,267,120
Accrued royalties	-	-	B	5,233,061		5,233,061
Obligation under capital lease, less current installments	32,066	-		-		32,066
Notes payable - long-term - related parties	779,888	-		-		779,888
Notes payable - long-term - other	-	-	B	18,970,674		18,970,674
Total liabilities	2,170,022	2,579,512		23,855,851		28,605,385
Commitments and contingencies	-	-		-		-
Stockholders' equity						
Common stock	70,505	5,000	B	(5,000)		70,505
Additional paid-in capital	9,167,982	181,026	BC	(181,026)		9,167,982
Accumulated deficit	(769,126)	593,174	BC	(593,174)		(769,126)
Total stockholders' equity	8,469,361	779,200		(779,200)		8,469,361
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,639,383	$ 3,358,712		$ 23,076,651		$ 37,074,746

See accompanying notes

5

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Historical			
	Americas Energy Company - AECo[1]	Evans Coal Corp.[2]	Pro Forma Adjustments	Unaudited Pro Forma March 31, 2010
REVENUES				
Coal sales	$ 3,556,669	$ 76,098	$	$ 3,632,767
Oil sales	22,075	-		22,075
Other income	-	77,000		77,000
Total revenues	3,578,744	153,098		3,731,842
OPERATING EXPENSES				
Cost of coal sales (exclusive of depreciation, depletion and accretion)	3,280,732	229,958		3,510,690
Cost of oil sales (exclusive of depreciation and depletion)	42,035	-		42,035
Depreciation, depletion and accretion	46,349	377,435		423,784
Officers' compensation, including stock based compensation of $200,000	440,270	-		440,270
General and administrative expenses	275,501	18,339		293,840
Total operating expenses	4,084,887	625,732		4,710,619
Loss from operations	(506,143)	(472,634)		(978,777)
OTHER EXPENSES				
Interest income	-	22,754		22,754
Interest expense	(262,983)	(18,678)		(281,661)
LOSS BEFORE INCOME TAXES	(769,126)	(468,558)		(1,237,684)
PROVISION FOR INCOME TAXES	-	-		-
Net loss	$ (769,126)	$ (468,558)		$ (1,237,684)
Basic and diluted loss per common share	$ (0.04)	$ (4.686)		$ (0.02)
Weighted average common shares outstanding	53,504,600	100		53,504,700

(1) Americas Energy Company - AECo - for the year ended March 31, 2010
(2) Evans Coal Corp. for the nine months ended March 31, 2010

Acquisition of Evans Coal Corporation

On March 31, 2010, America's Energy Company, Inc. (AECo) finalized its agreement with Evans Coal Corp. ("Evans") and its sole shareholder whereby AECo purchased all of the Evans' outstanding common shares from its sole shareholder for a total of $32,000,000. The purchase price consists of the following:

- Cash payments totaling $7,000,000. All payments were paid as of March 31, 2010.

- $25,000,000 to be paid pursuant to a note payable, in consecutive monthly payments at the rate of five dollars ($5.00) per each and every ton of coal mined, sold and shipped by the Company, with the first payment being due in April 2010 and monthly payments thereafter until all principal and interest have been fully paid. As the Note's stated interest rate was below market, the Note was discounted to $18,970,674 using an annual interest rate of 6.34%.

- An obligation to pay an overriding royalty of 2% of gross revenue derived from Evans' coal properties. The obligation was valued at $5,233,061 at March 31, 2010 and was included in the recorded value of the assets received and as a corresponding accrued liability.

Commencing March, 2011, AECo promises to pay principal and interest of at least $500,000 for the three-month quarter ending May 2011 and at least $500,000 for each three-month quarter of a year thereafter until all of the principal and interest are fully paid. The quarterly payment of $500,000 includes the above indicated required payments based upon tons of coal sold.

If the Company is unable to obtain all coal mining regulatory permits on the leasehold area known as the Breathitt County Project by December 31, 2016, then the note shall be reduced in principal by $5,000,000.

Pro forma adjustments:

A. To eliminate intercompany activity.

B. To restate Evans' assets and liabilities to estimated market value.

C. To eliminate Evan's operations.

CONTENTS

To the Board of Directors and Stockholder of
Evans Coal Corporation
Flat Lick, Kentucky

We have audited the accompanying balance sheets of Evan Coal Corporation as of June 30, 2009 and 2008 and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evans Coal Corporation as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Farber Hass Hurley LLP
June 8, 2010
Camarillo, California

	June 30, 2009	June 30, 2008
ASSETS		
Current assets		
Cash	$ 7,544	$ 16,389
Accounts receivable	76,444	138,254
Employee loan receivable	5,000	-
Total current assets	88,988	154,643
Property, plant, equipment, mining development - net	2,197,794	2,530,168
Other assets		
Certificates of deposit - pledged	1,643,200	1,695,800
TOTAL ASSETS	$ 3,929,982	$ 4,380,611
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 17,790	$ 78,628
Accrued expenses	95,969	32,261
Other liability	50,000	-
Note payable - bank	-	150,000
Current maturities of long-term debt	153,309	131,747
Loans payable - related parties	1,200,724	1,146,680
Total current liabilities	1,517,792	1,539,316
Asset retirement obligations	1,221,210	1,078,190
Long-term debt	124,247	256,052
Total liabilities	2,863,249	2,873,558
Commitments and contingencies	-	-
Stockholder's equity		
Common stock; no par value; 2,000 shares authorized; 100 shares issued and outstanding	5,000	5,000
Retained earnings	1,061,733	1,502,053
Total stockholder's equity	1,066,733	1,507,053
Total Liabilities and Stockholder's Equity	$ 3,929,982	$ 4,380,611

See accompanying notes

STATEMENTS OF OPERATIONS

	Year Ended June 30,	
	2009	2008
REVENUES		
Coal sales and related income	$ 2,424,984	$ 1,947,869
Contract mining	-	195,955
Total revenues	2,424,984	2,143,824
OPERATING EXPENSES		
Cost of coal sales		
(exclusive of depreciation and depletion)	2,024,659	2,149,572
Depreciation and depletion	532,764	695,787
General and administrative expenses	310,714	367,071
Total operating expenses	2,868,137	3,212,430
Loss from operations	(443,153)	(1,068,606)
OTHER INCOME (EXPENSES)		
Interest income	25,128	33,999
Gain on sale of equipment	-	600,000
Interest expense	(22,120)	(41,645)
Total other income (expenses)	3,008	592,354
LOSS BEFORE INCOME TAXES	(440,145)	(476,252)
PROVISION FOR INCOME TAXES	(175)	(175)
Net Loss	$ (440,320)	$ (476,427)
Per Share Data		
Basic and diluted loss per common share	$ (4,403)	$ (4,764.)
Weighted average common shares outstanding	100	100

See accompanying notes

| | Common Stock | | Retained | Total Stockholder's |
	Shares	Amount	Earnings	Equity
BALANCE - JUNE 30, 2007	100	$ 5,000	$ 1,978,480	$ 1,983,480
Net loss	-	-	(476,427)	(476,427)
BALANCE - JUNE 30, 2008	100	5,000	$ 1,502,053	$ 1,507,053
Net loss	-	-	(440,320)	(440,320)
BALANCE - JUNE 30, 2009	100	5,000	$ 1,061,733	$ 1,066,733

EVANS COAL CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2009 AND 2008

	Year Ended June 30,	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (440,320)	$ (476,427)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and depletion	532,764	695,786
Gain on sale of equipment		(600,000)
Changes in operating assets and liabilities:		
Decrease in accounts receivable	61,811	43,043
(Increase) in employee loan receivable	(5000)	-
(Decrease) in accounts payable	(60,838)	(64,809)
Increase (decrease) in accrued expenses	63,708	(15,252)
(Decrease) in asset retirement obligations	(39,370)	(14,370)
Net cash provided by (used in) operating activities	112,755	(432,029)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of equipment		600,000
Redemptions of certificates of deposit, pledged	262,200	-
Purchase of certificates of deposit, pledged	(209,600)	(463,400)
Purchase of equipment	(18,000)	-
Net cash provided by (used in) investing activities	34,600	136,600
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from borrowings on note payable, bank	-	150,000
Proceeds from related party loans	348,844	443,400
Advance received on proposed lease sale	50,000	-
Repayments on note payable, bank	(150,000)	-
Repayments on equipment notes payable	(110,244)	(281,582)
Repayments of related party loans	(294,800)	-
Net cash provided by (used in) financing activities	(156,200)	311,818
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,845)	16,389
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	16,389	-
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 7,544	$ 16,389
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 22,120	$ 41,645
Income taxes paid	$ 175	$ 175

See accompanying notes

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Evans Coal Corp. (the "Company") was organized in Kentucky on July 9, 1987 and is engaged in the business of mining high grade steam coal from its properties located in Southeast Kentucky.

Basis of Presentation – These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements on a going concern basis, which assumes the realization of assets and the discharge of liabilities in the normal course of operations for the foreseeable future.

Concentrations of Credit Risk – The Company had a total of five customers that it sold coal to during the year ended June 30, 2009 and had six customers that it sold coal to during the year ended June 30, 2008. Of these customers, two were responsible for 77% of total coal sales during fiscal year 2009 and 94% of total coal sales in fiscal year 2008. One customer is responsible for 100% of the Company's accounts receivable balance at June 30, 2009 and 2008.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates of asset retirement obligations are inherently imprecise and may change materially in the near term.

Revenue Recognition – Revenues include sales to customers of Company-produced coal. The Company recognizes revenue when title or risk of loss passes to the common carrier or customer.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments and other short-term investments with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at one financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000.

Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company evaluates the need for an allowance for doubtful accounts based on review of historical write-off experience and industry data. As of June 30, 2009 and 2008 there was no allowance for doubtful accounts, since all of the Company's receivables were subsequently collected.

Property, Plant, Equipment and Mining Development –Property, plant and equipment are stated at cost. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of assets which generally range from one to seven years for equipment and ten years on the building. On sale or retirement, asset cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in income.

Mining and development costs are capitalized as incurred. The Company's coal reserves are controlled either through direct ownership or through leasing arrangements which generally last until the recoverable reserves are depleted. Depletion of reserves and amortization of mining and development costs is computed using the units-of-production method over the estimated proven and probable recoverable tons.

Asset Retirement Obligations –The Surface Mining Control and Reclamation Act of 1977 and similar state statutes require mine properties to be restored in accordance with specified standards. Accounting Standards Codification ("ASC") Topic 410-20, formerly Statement of Financial Accounting Standards No. 143 ("SFAS No. 143") requires recognition of an asset retirement obligation ("ARO") for eventual reclamation of disturbed acreage remaining after mining has been completed. The Company records its reclamation obligations on a permit-by-permit basis using requirements as determined by the Office of Surface Mining of the U.S. Department of the Interior ("OSM"). The liability is calculated based upon the reclamation activities remaining after coal removal ceases, assuming that reclamation activities have been contemporaneous within state and federal guidelines during mining. A liability is recorded for the estimated future cost that a third party would incur to perform the required reclamation and mine closure.

Financial Instruments – Financial instruments consist of cash, receivables, certificates of deposit, accounts payable, accrued expenses, loans payable, other liability, and notes payable. Recorded values of cash, receivables, certificates of deposit, accounts payable, accrued expenses, loans payable and other liability approximate fair values due to the short maturities of such instruments. The recorded value for notes payable approximates fair value, since their stated or imputed interest rates are commensurate with prevailing market rates for similar obligations.

Income Taxes – Income taxes are accounted for under the asset and liability method in accordance with ASC Topic 740-10, formerly SFAS 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When it is considered to be more likely than not that a deferred tax asset will not be realized, a valuation allowance is provided for the excess.

Long-Lived Assets – The Company accounts for its long-lived assets in accordance with ASC Topic 360-10, Formerly SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." ASC Topic 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value or disposable value. As of June 30, 2009 and 2008, the Company did not deem any of its long-term assets to be impaired.

NOTE 2 – CERTIFICATE OF DEPOSITS - PLEDGED

The Company had certificates of deposit at June 30, 2009 and 2008 totaling $1,643,200 and $1,695,800, respectively. The certificates of deposit were pledged against certain bonding and permits, as required in the Company's reclamation process. Interest income on the certificates of deposit totaled $25,128 and $33,999 for the years ended June 30, 2009 and 2008, respectively.

NOTE 3 – PROPERTY, PLANT, EQUIPMENT AND MINING DEVELOPMENT

Property, plant, equipment, and mining development at June 30, 2009 and 2008 consisted of the following:

	Useful Life	June 30, 2009	2008
Mining properties		$ 1,299,950	$ 1,117,560
Mining and transportation equipment	5 to 10 years	8,895,320	8,877,320
Office trailer	10 years	14,551	14,551
Security system	7 years	4,900	4,900
Office equipment	5 years	1,495	1,495
		10,216,216	10,015,826
Less accumulated depreciation and depletion		(8,018,422)	(7,485,658)
		$ 2,197,794	$ 2,530,168

Depreciation expense for the years ended June 30, 2009 and 2008 totaled $516,537 and $676,779, respectively. Depletion expense for the years ended June 30, 2009 and 2008 totaled $16,227 and $19,008, respectively.

NOTE 4 – SHORT-TERM NOTES AND OTHER OBLIGATIONS

Loans Payable – Related Parties

The Company has loans from its shareholder and other related parties totaling $1,200,724 and $1,146,680 at June 30, 2009 and 2008, respectively. These loans are unsecured, non-interest bearing, and are due on demand.

Note Payable - Bank

In May 2008, the Company borrowed $150,000 from a bank with a six-month maturity. The principal balance and accrued interest was paid in full in October 2008. This note was assessed interest at an annual rate of 7.303%. The balance on this obligation as of June 30, 2009 and 2008 was $0 and $150,000, respectively.

Other Liability

The Company received $50,000 in June 2009 from a third party as a good faith payment in connection with the third party's interest in acquiring coal lease from the Company. The acquisition was never consummated and the $50,000 was subsequently refunded without interest.

NOTE 5 - LONG-TERM DEBT

Notes Payable – Equipment Purchases

The Company is financing the purchase of a Caterpillar Tractor with a total purchase price of $558,472. The total amount financed amounted to $539,862 and is assessed interest at an annual rate of 6.46% payable in forty-eight monthly installments of approximately $12,792 each. The balance on this obligation as of June 30, 2009 and 2008 was $277,556 and $387,799, respectively

Following are maturities of long-term debt for each of the next five years ending June 30:

2010	$ 153,309
2011	124,247
	$ 277,556

In March 2006, the Company financed the purchase of a Caterpillar Wheel Loader with a total purchase price of $133,925. The total amount financed amounted to $133,925 and was assessed interest at an annual rate of 0% payable in twenty-four monthly installments of approximately $5,580 each. Because this obligation carried no interest, the liability was discounted and interest expense was imputed at a rate of 6.46%, pursuant to ASC Topic 835-30 *Imputation of Interest*. This obligation was repaid in full during the year ended June 30, 2008

In October 2006, The Company financed the purchase of a second Caterpillar Wheel Loader with a total purchase price of $415,610. The total amount financed amounted to $415,610 and was assessed interest at an annual rate of 0% payable in twelve monthly installments of approximately $34,634 each. Because this obligation carried no interest, the liability was discounted and interest expense was imputed at a rate of 6.46%, pursuant to ASC Topic 835-30 *Imputation of Interest*. This obligation was repaid in full during the year ended June 30, 2008.

NOTE 6 – ASSET RETIREMENT OBLIGATONS

The following table summarizes activity with respect to the Company's asset retirement obligations for the years ended June 30:

	June 30,	
	2009	2008
Obligations - beginning of period	$ 1,078,190	$ 867,560
Obligation incurred during period	182,390	225,000
Obligations paid during period	(39,370)	(14,370)
Obligations - end of period	$ 1,221,210	$ 1,078,190

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

Royalty Payments – The Company is responsible to pay overriding royalties on its mineral rights to various third parties at various rates. Accrued royalties totaled $5,351 and $9,678 at June 30, 2009 and 2008, respectively, and are included in accrued expenses in the accompanying balance sheets. Royalty expense charged to operations for the years ended June 30, 2009 and 2008 totaled $151,394 and $130,930, respectively.

NOTE 8 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company's deferred tax asset as of June 30, 2009 is as follows:

Deferred tax assets:	
Net operating loss	$ 413,000
Less valuation allowance	(413,000)
	$ -

At June 30, 2009, the Company had a federal net operating loss ("NOL") carryforward of approximately $1,000,000. If not utilized, the Federal NOL will expire in 2029. The allowance increased approximately $180,000 due to the additional net operating loss incurred in 2009.

NOTE 9 – SUBSEQUENT EVENT (UNAUDITED)

On March 31, 2010, the Company finalized its agreement with America's Energy Company, Inc. (AECo) and its sole shareholder whereby AECo purchased all of the Company's outstanding shares from its sole shareholder for $32,000,000. The purchase price is to be paid as follows:

- $400,000 advance, paid prior to the date of this agreement

- $2,600,000 paid effective with the date of this agreement

- $4,000,000 to be paid at closing of the transaction

- $25,000,000 to be paid pursuant to a note payable, in consecutive monthly payments at the rate of ($5.00) Dollars per each and every ton of coal mined, sold and shipped by the Company with the first payment being due in April 2010 and payment monthly thereafter until all principal and interest have been fully paid. As of June 8, 2010, none of these payments have been made. The note is secured by all properties owned or leased by the Company.

Commencing March, 2011, AECo promises to pay principal and interest of at least $500,000 for the three-month quarter ending May 2011 and at least $500,000 for each three-month quarter of a year thereafter until all of the principal and interest are fully paid. The quarterly payment of $500,000 includes the above indicated required payments based upon tons of coal sold.

However, if the Company is unable to obtain all coal mining regulatory permits on the leasehold area known as the Breathitt County Project by December 31, 2016, then the note shall be reduced in principal by $5,000,000.

Contents

	Nine Month Period Ended March 31, 2010
ASSETS	
Current assets	
Cash	$ 6,935
Accounts receivable	-
Total current assets	6,935
Mineral properties, net	452,691
Property and equipment, net	1,318,578
Other assets	
Certificates	1,580,508
TOTAL ASSETS	$ 3,358,712
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities	
Other payables and accrued expenses	$ 13,500
Notes payable - related parties	1,298,892
Total current liabilities	1,312,392
Asset retirement obligation	1,267,120
Total liabilities	2,579,512
Stockholder's equity	
Common stock (No par value, 2,000 shares authorized,	
100 shares issued and outstanding)	5,000
Additional paid-in capital	181,026
Accumulated deficit	593,174
Total stockholder's equity	779,200
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,358,712

EVANS COAL CORPORATION
UNAUDITED STATEMENT OF OPERATIONS

	Nine Month Period Ended March 31, 2010
REVENUES	
Coal sales	$ 76,098
Other income	77,000
Total revenues	153,098
OPERATING EXPENSES	
Cost of coal sales	
(exclusive of depreciation, depletion and accretion)	229,958
Depreciation, depletion and accretion	377,435
General and administrative expenses	18,339
Total operating expenses	625,732
Loss from operations	(472,634)
OTHER EXPENSES	
Interest income	22,754
Interest expense	(18,678)
Loss before income taxes	(468,558)
Provision for income taxes	-
NET LOSS	$ (468,558)
Basic and diluted loss per common share	$ (4.686)
Weighted average common shares outstanding	100

See accompanying notes

EVANS COAL CORPORATION

UNAUDITED STATEMENT OF CASH FLOWS

	Nine Month Period Ended March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (468,558)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and depletion	377,435
Gain on sale of equipment	-
Changes in operating assets and liabilities:	
Decrease in accounts receivable	76,444
(Increase) decrease in employee loan receivable	5,000
(Decrease) in accounts payable	(17,790)
Increase (decrease) in accrued expenses	(132,469)
(Decrease) in asset retirement obligations	-
Net cash (used in) operating activities	(159,938)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of coal mining lease	100,000
Redemptions of certificates of deposit, pledged	62,692
Purchase of equipment	(5,000)
Net cash provided by investing activities	157,692
Cash Flows From Financing Activities	
Proceeds from related party loans	279,193
Repayments on equipment notes payable	(277,556)
Net cash provided by financing activities	1,637
NET (DECREASE) CASH AND CASH EQUIVALENTS	(609)
CASH AND CASH EQUIVALENTS - beginning of period	7,544
CASH AND CASH EQUIVALENTS - end of period	$ 6,935
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 18,678
Income taxes paid	$ 0

See accompanying notes

Note 1. **Interim Financial Statements**

The accompanying unaudited financial statements Evans Coal Corp. as of March 31, 2010 and for the nine months then ended have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations.

In the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the periods presented have been included. The operating results of the Company on a quarterly basis may not be indicative of operating results for the full year. For further information, refer to the financial statements and notes included in Evan's Coal Corp.'s audited financial statements for the year ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Americas Energy Company-AECo

Date: June 15, 2010   By: \s\   Christopher L. Headrick, President
                                                Name: Christopher L. Headrick
                                                Title: President and CEO
                                                Principal Executive Officer and Principal Financial Officer